1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated July 14, 2003.	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 15, 2003	By:	/s/ ZHOU DEQIANG
	Name: Title:	Zhou Deqiang Chairman and CEO

3

EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

The Company has commenced preliminary discussions in relation to the possible acquisition of certain telecommunications assets in six provincial areas in the PRC.

This announcement is made by China Telecom Corporation Limited (the “Company”) pursuant to paragraph 2 of the Listing Agreement made between The Stock Exchange of Hong Kong Limited and the Company (the “Listing Agreement”).

The board of directors (the “Board”) of the Company confirms that the Company has commenced preliminary discussions with its parent company, China Telecommunications Corporation (“Parent”), in relation to the possible acquisition by the Company of certain telecommunications assets from its Parent in six provincial areas in the PRC, namely Anhui province, Fujian province, Jiangxi province, Guangxi Zhuang autonomous region, Chongqing city and Sichuan province. However, these discussions are preliminary in nature and no contractual term including the price has been agreed and the possible acquisition may or may not proceed. The Company will consider a number of alternatives to fund any acquisition, including the use of the proceeds raised from the Company’s global offering to fund potential acquisitions from the Parent as disclosed in its prospectus dated 6 November 2002Any such acquisition would be subject to approvals of regulatory and other authorities and would constitute a connected transaction for the purposes of Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board also confirms that, save as disclosed above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

In the meantime, shareholders are strongly advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA TELECOM CORPORATION LIMITED Li Ping

Company SecretaryBeijing, 14 July 2003